May 7, 2010

Via EDGAR
Ms. Lisa Sellars
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Transportation International Holdings Group Limited
Item 4.01 Form 8-K
Filed April 30, 2010
File No. 0-53658

Dear Ms. Sellars:

On behalf of China Transportation International Holdings Group Limited (“China Transportation” or the “Company”), we are electronically transmitting hereunder our response to the letter received by the Company from the Securities and Exchange Commission (the “Commission” or “Staff”) dated May 4, 2010 concerning the Company’s Item 4.01 Form 8-K (“8-K”) previously filed on April 30, 2010.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Item 4.01 8-K Filed April 30, 2010

1.	Please disclose the actual date that Lake & Associates CPAs LLC was dismissed as opposed to the effective date. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

We have revised the 8-K to disclose the date of dismissal.

2.	Please revise to state that UHY Vocation HK CPA Limited was engaged, as opposed to appointed, and the date thereof. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

We have revised the 8-K to clarify that UHY-HK was engaged, as opposed to appointed, on April 30, 2010.

3.
We note that you have disclosed that there were no consultations with UHY HK during the fiscal years ended December 31, 2009 and 2008 and from January 1, 2010 through the date of the Share Exchange. You should describe any consultations of the types listed in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K in the two most recent fiscal years and any subsequent interim period prior to engaging the new accountant. Please revise.

We revised the disclosure to reflect that during the Company’s fiscal years ended December 31, 2009 and 2008 and from January 1, 2010 through the date of engagement, the Company did not consult with UHY HK regarding any of the matters or events set forth in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K.

4.	Please file an updated letter from Lake & Associates CPAs LLC as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(l6) of Regulation S-K.

In response to the Staff’s comments, we have re-filed an updated letter from Lake & Associates CPAs LLC as an exhibit to the 8-K.

5.
We note that UHY HK was engaged to serve as your principal auditor on April 30, 2010. Please tell us whether UHY HK is recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/intematl/cfirdissues11Q4.htm#P313 42976. If UHY HK is not recognized by the staff of the SEC, we may be unable to accept a report issued by the firm until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. If applicable, UHY HK should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us accordingly.

The Staff is advised that UHY-HK received a letter from Mr. Kevin M. Stout from the Office of the Chief Accountant of the SEC dated March 7, 2008. UHY-HK was previously known as UHY ZTHZ HK CPA Limited.. A copy of the letter is attached. We have been advised that in July 2008, PCAOB updated its record of the name change.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq., or Yue Cao, Esq., each at (212) 370-1300.

Very truly yours,

Ellenoff Grossman & Schole LLP

From: Stout, Kevin [mailto:Stoutk@SEC.GOV]
Sent: Friday, March 07, 2008 9:28 AM
To: cpa@uhy-hk.com
Cc: Bailey, Ed; Stout, Kevin; Hunsaker, Stephanie; Dorsey, Louise; Wolfgang, John; Goetz, Paul
Subject: UHY ZTHZ HK CPA Limited practicing before the commission

United States

Securities and Exchange Commission

Washington, D. C. 20549

Office of  The Chief Accountant

March 7, 2008

by:  e-mail; U. S. Mail

cpa@uhy-hk.com

David Tze-kin Ng

UHY ZTHZ HK CPA Limited

3/F Malaysia Building

50 Gloucester Road

Wanchai District

Hong Kong, Hong Kong

Re:     Review of UHY ZTHZ HK CPA Limited (“ZTHZ” or “firm”)

Dear Mr. Tze-kin Ng,

The Office of the Chief Accountant (“OCA”) of the U.S. Securities and Exchange Commission (“SEC”) has completed its review of the representations and information provided by UHY LLP (“UHY”).

Based on the representations and information provided, OCA does not object to ZTHZ practicing before the SEC.  As such, the SEC will accept audit reports from ZTHZ that are included in filings with the Commission provided that prior to each filing with the SEC that contains the firm’s audit report, that filing is reviewed by UHY or another U.S. accounting firm, or similarly qualified international firm, experienced with the requirements of U.S. GAAP, U.S. GAAS, the PCAOB, and the SEC.  This review is expected to be at least as thorough as that specified in PCAOB Interim Quality Control Standards (Standards) at Section 1000.08(n) (PCAOB cited as Appendix K from the now defunct SEC Practice Section of the American Institute of Certified Public Accountants’ Division for CPA Firms (SECPS)).

In addition, while the firm is practicing before the Commission, it is required to maintain on-going compliance with the Regulations, Standards and Rules of the SEC and PCAOB.

If you have questions regarding on-going requirements, please contact myself or Ed Bailey, Senior Associate Chief Accountant, at the U.S. Securities and Exchange Commission: telephone (202) 551-5300; mailing address: Office of the Chief Accountant, 100 F Street NE, Washington, D. C. 20549-7561, USA.

Very truly,

 /s/ Kevin M. Stout

Kevin M. Stout

Staff Accountant

Professional Practice

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